Lakshmi Kotra Work History

Professor of Medicinal Chemistry, Leslie Dan Faculty of Pharmacy, University of Toronto
July 2017 - Present
Leslie Dan Faculty of Pharmacy, University of Toronto is Canada's largest pharmacy school and has a world class reputation in education and research. The research conducted by students, faculty, research associates and postdoctoral fellows at the Leslie Dan Faculty of Pharmacy focuses on drugs and medications.

Toronto General Research Institute, University Health Network
Senior Scientist
February 2016 - Present
Scientist
February 2006 - February 2016
Toronto General Hospital Research Institute (TGHRI) is a leader in innovative biomedical research: its researchers discovered insulin, created the first cardiac pacemaker and developed new lung repair techniques, among many other novel approaches. TGHRI is the research arm of Toronto General Hospital and focuses on multidisciplinary research that reflects and supports the medical programs of the hospital. Research areas include cardiovascular disease, transplantation, regenerative medicine, diabetes, infectious diseases, autoimmunity disorders, psychosocial care and health systems. TGHRI research laboratories and facilities are primarily located at Toronto General Hospital, the Max Bell Research Centre and the MaRS Centre.